Contact

www.linkedin.com/in/art-horan-0a2a6110a (LinkedIn)

Top Skills

Entertainment

Digital Media

Social Media

Languages

English (Native or Bilingual)

French (Professional Working)

Art Horan

CEO Bronson Park Film Co.

Los Angeles, California, United States

Summary

Art Horan is a senior level business and creative executive. His area of expertise is film and television development, production, and distribution. As a business executive he is expert at spearheading strategic and financial plans, overseeing business matters related to development, production, finance and distribution of film and television programming in all media. As a creative executive Art seeks material and collaborators who value the human experience.

As a business executive, Mr. Horan, an attorney licensed in California, spent the early part of his career at the major studios including Paramount Pictures and Warner Bros where he spent 10 years as a Vice President overseeing all forms of television production. His interest in independent film led him to WMG Film Group as President responsible for all production and distribution where he was the Executive Producer of The Usual Suspects, winner of two academy awards, Original Screenplay and Best Supporting Actor and was responsible for taking a small niche company into an international player. With a modest budget of under $6 million, The Usual Suspects grossed over $23 million worldwide and is listed in the top 10 mystery films of all time by the American Film Institute and ranked #35 on the WGA’s list of 101 greatest screenplays.

Mr. Horan’s most recent credits include the documentary film #Unfit: The Psychology of Donald Trump starring George Conway with other Republican amplifiers along with leading mental health professionals and the baseball documentary War on the Diamond. In 2016 Horan produced the feature documentary film Hands of God with academy award winning director Alfonso Cuaron serving as Executive Producer (Gravity & Roma) about the 2016 Iraq Men’s Olympic Boxing Team. The documentary was filmed in Baghdad, Azerbaijan, Doha, China, and Brazil. Prior to that Art was Executive Producer of the documentary Ring Girls directed by academy nominated Amy

Berg for ESPN and Executive Consultant on The Ballad of Ramblin Jack, winner of the Sundance Audience award.

Art is currently in production on the documentary #Untruth about the spread of disinformation in news and social media set for early 2024 release and is in pre- production on the Concert at Watkins Glen and Toads Place, two music driven documentaries.

Experience

Bronson Park Film Co.
Chief Executive Officer
January 2015 - Present (11 years 10 months)
Los Angeles, California, United States

Producer, narrative and documentary films for distribution on all platforms.

Warner Bros. Entertainment
VP Business Development
October 1991 - March 2001 (9 years 6 months)

WMG Film GmbH
President
September 1992 - March 1995 (2 years 7 months)
Los Angeles, Munich

Oversaw development and production of independent feature films including Executive Producer of The Usual Suspects, winner of two academy awards, WGA #35 all time best screenplays and AFI #10 top mystery films.

Education

Stonehill College
Bachelor's degree, Political Science and Government

Pepperdine University School of Law
Juris Doctor (J.D.), Constitutional Law